J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Wells Fargo Securities, LLC

500 West 33rd Street, 14th Floor

New York, New York 10001

BMO Capital Markets Corp.

151 West 42nd Street, 32nd Floor

New York, New York 10036

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenna Do

Angela Connell

Tyler Howes

Suzanne Hayes

Re:	Metagenomi, Inc.

Registration Statement on Form S-1 (File No. 333-276413)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Metagenomi, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 p.m. Eastern time on February 8, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC
WELLS FARGO SECURITIES, LLC
BMO CAPITAL MARKETS CORP.

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director, Head of Healthcare ECM

JEFFERIES LLC

By:	/s/ Brian Czyzewski
	Name:	Brian Czyzewski
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

WELLS FARGO SECURITIES LLC

By:	/s/ David Bohn
	Name:	David Bohn
	Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Marc Ogborn
	Name:	Marc Ogborn
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]